Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

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SEC FILE NUMBER
8-53593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Morningstar Investment Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

22 W Washington Street
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Larson	312-696-6311	angela.larson@morningstar.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 East Randolph Street	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Linstra, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Morningstar Investment Services LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
TAHELE ELIZABETH OTIS
Notary Public, State of Illinois
Commission No. 986748
My Commission Expires
February 07, 2028

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2024

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Morningstar Investment Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morningstar Investment Services, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

Chicago, Illinois
February 28, 2025

Morningstar Investment Services LLC
Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	25,640,598
Fees receivable, net of allowance		5,618,777
Other assets		495,863
Total assets	$	31,755,238

Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	3,494,245
Due to Parent		2,439,592
Due to Ultimate Parent		3,700,155
Total liabilities	$	9,633,992

Shareholder's equity:		
Common stock - $0.01 par value; 10,000 shares authorized; 100 shares issued		1
Additional paid-in capital		24,141,450
Accumulated deficit		(2,020,205)
Total shareholder's equity	$	22,121,246
Total liabilities and shareholder's equity	$	31,755,238

See accompanying notes to the statement of financial condition.

1. General

a. *Organization*

The accompanying financial statements include the accounts of Morningstar Investment Services LLC ("the Company", "we", "our"). The Company is a Delaware limited liability company and a wholly owned subsidiary of Morningstar Investment Management LLC ("MIM", "Parent"). Morningstar, Inc., a publicly traded company, is the ultimate owner of the Company. Morningstar, Inc. and its subsidiaries (collectively, the "Ultimate Parent") are affiliates of the Company.

The Company is an investment adviser and broker dealer registered with the Securities and Exchange Commission (the "SEC"), a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and a member of Securities Investors Protection Corporation ("SIPC").

The Company engages in investment advisory services including portfolio management services for retail clients, financial advisors and intermediaries. The Company does not engage in any other business activities. In accordance with the terms of the Company's limited liability company agreement, the Company will continue in perpetuity, unless terminated earlier by decision of the sole member, which is the Parent. The Parent currently has no plans to terminate the Company's limited liability company agreement.

Except as provided in the Delaware Limited Liability Company Act, no member shall be personally liable for any debt, obligation, or liability of the Company solely by reason of being a member of a limited liability company.

2. Summary of Significant Accounting Policies

a. *Basis of Presentation and Management's Use of Estimates*

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

b. *Cash and Cash Equivalents*

The Company has a cash balance of $25,640,598 as of December 31, 2024. The Company primarily holds its cash with federally insured institutions. Cash balances with institutions are generally in excess of federally insured limits. The Company held cash at several broker dealers in the amount of $135,847 as of December 31, 2024. The Company has not realized any losses in such accounts and believes it is not exposed to any significant credit risk.

c. *Fees Receivable*

Fees receivable represent advisory fees due from third parties and are recorded at their net realizable value. We maintain an allowance for credit losses based on our estimate of the probable losses of fees receivable.

As of December 31, 2024, the Company had $5,618,777 of fees receivable. The Company recorded an allowance for credit losses of $179,428 as of December 31, 2024.

d. ***Due to Ultimate Parent and Due to Parent***

Due to Ultimate Parent and Due to Parent include amounts payable, which relate to intercompany agreements with the Ultimate Parent and Parent, respectively. See Note 5, *Related-Party Transactions*, for additional information about these balances.

e. ***Income Taxes***

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes effective from January 1, 2016. As a disregarded entity, the Company's taxable income is included in the respective income tax returns of the Ultimate Parent. Therefore, the liability for payment of federal and state income tax on the Company's earnings is the responsibility of Ultimate Parent, rather than the Company. Accordingly, no liability for U.S. federal and state income taxes will be recorded in the Company's financial statements.

f. ***Accounting for Sabbatical Leave***

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with ASC 710-10-25, *Compensated Absences*, the Company records a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. As of December 31, 2024, the Company had accrued $306,578 for sabbatical earned by eligible employees, which is included in accounts payable and accrued expenses on the statement of financial condition.

g. ***Divestitures***

We may sell certain portions of our business from time to time for various reasons. In accordance with FASB ASC 360, Property, Plant, and Equipment (FASB ASC 360), we classify a disposal group to be sold as held for sale in the period in which all of the following criteria are met: management commits to a plan to sell the disposal group; the disposal group is available for immediate sale; the sale and transfer of the disposal group is expected within one year; the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. A disposal group that is classified as held for sale is initially measured at the lower of its carrying value or fair value less any costs to sell and the assets are not depreciated or amortized.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness, as defined.

At December 31, 2024, the Company had net capital, as defined, of $15,870,759, which was $15,228,493 greater than the required minimum net capital of $642,266. The Company's ratio of aggregate indebtedness to net capital, as defined, was 0.61 to 1.

4. Defined Contribution Plan

Substantially all employees participate in the defined contribution 401(k) plan sponsored by the Ultimate Parent. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. In 2024, we made matching contributions to our 401(k) program in the United States in an amount equal to 75 cents for every dollar of employee contributions up to a maximum of 7% of employee compensation in each pay period.

5. **Related-Party Transactions**

   a. *Intercompany Agreements*

   The Company has relationships with the Ultimate Parent and the Parent in the form of intercompany agreements whereby the Company engages them to provide certain services and support.

   Intercompany Activity with Ultimate Parent

   Intercompany activities between the Company and the Ultimate Parent include, but are not limited to: infrastructure, personnel support, insurance, data, databases, investment research, and reports.

   In 2024, the Company remitted monthly payments to the Ultimate Parent for these services. At December 31, 2024, the Company had a payable to the Ultimate Parent in the amount of $3,700,155 with no intercompany receivable balance.

   Intercompany Activity with Parent

   Intercompany activities between the Company and the Parent include, but are not limited to: operational, client service support, other personnel support and the construction and ongoing monitoring of portfolios.

   At December 31, 2024, the Company had a payable to the Parent in the amount of $2,439,592, with no intercompany receivable balance.

6. **Contingencies**

   We are involved from time to time in regulatory examinations and investigations, legal proceedings and litigation that arise in the normal course of our business. While it is difficult to predict the outcome of any particular proceeding, we do not believe the result of any of these matters will have a material adverse effect on our business, operating results, or financial position.

   Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

7. **Divestitures**

   2024 Divestitures

   Effective December 1, 2024, the Company sold certain investment advisory client agreements related to our U.S. TAMP to AssetMark, Inc. for a closing consideration of approximately $65.0 million. We may be entitled to contingent consideration which will be determined based on the net flows of transitioned investment advisory contract assets through December 1, 2025. We will account for the contingent consideration as a contingent gain to be recorded when realizable. The Company has also entered into a transitional service agreement ("TSA") with AssetMark, Inc. Under the TSA, the Company provides various services for terms generally up to six months from the purchase date and receives a fixed monthly fee from AssetMark, Inc of $1.25M.

8. **Segment Reporting**

Morningstar Investment Services is engaged in a single line of business as a securities broker-dealer, which is comprised of investment advisory services. Morningstar Investment Services has identified its President as the chief operating decision maker ("CODM"). The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

9. **Subsequent Events**

The Company evaluated its December 31, 2024 financial statements for subsequent events through February 28, 2025, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.